

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2020

Anne Chwat, Esq.
Executive Vice President, General Counsel and Corporate Secretary
International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019

> **Re: International Flavors & Fragrances Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 7, 2020, as amended**
> **File No. 001-04858**

Dear Ms. Chwat:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kyle A. Harris, Esq.